QUHUO LIMITED

3rd Floor, Block A, Tonghui Building

No. 1132 Huihe South Street

Chaoyang District Beijing 100020

The People’s Republic of China

September 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Taylor Beech Ms. Mara Ransom

Re:	QUHUO LIMITED Request for Withdrawal of Registration Statement on Form F-3 File No. 333-261789

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), QUHUO LIMITED (the “Company”) hereby requests that the above-referenced registration statements on Form F-3 originally filed on December 21, 2021, including all exhibits filed therewith and amendment thereto (collectively, the “Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer